UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February

Commission File Number: 001-41879

GARDEN STAGE LIMITED

(Translation of registrant’s name into English)

Room 201, 2/F, China Insurance Group Building
141 Des Voeux Road Central
Central, Hong Kong
Tel: +852 2688 6333

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F        ☐ Form 40-F

GARDEN STAGE LIMITED

FORM 6-K

Garden Stage Limited (the “Company”) is furnishing under the cover of Form 6-K the following:

Change in Registrant’s Certifying Accountant

On January 26, 2024, the Audit Committee (the “Audit Committee”) of the Company approved the dismissal of Marcum Asia CPAs LLP (“Marcum Asia”) as the Company’s independent registered public accounting firm. On January 26, 2024, the Company appointed J&S Associate PLT (“J&S”) as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2024, to be ratified at the next annual general meeting of shareholders of the Company.

Prior to the engagement of Marcum Asia on December 15, 2022, Friedman LLP (“Friedman”), which based on the information provided to the Company by Friedman, combined with Marcum LLP effective September 1, 2022, was the independent registered public accounting firm for the Company and audited the Company’s financial statements for the fiscal year ended March 31, 2022. Marcum Asia was the Company’s independent registered public accounting firm from December 15, 2022 to January 26, 2024.

During the fiscal years ended March 31, 2023 and 2022 and in the subsequent interim period through January 26, 2024, there were (i) no “disagreements” (as described under Item 16F(a)(1)(iv) of Form 20-F) between the Company and Marcum Asia and Friedman on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Marcum Asia or Friedman, would have caused Marcum Asia and Friedman to make reference to the subject matter of such disagreements in its reports on the financial statements for such years, and (ii) no “reportable events” (as defined under Item 16F(a)(1)(v) of Form 20-F), other than the material weaknesses reported by management in the Risk Factors section of the Company’s registration statement on Form F-1 (File No. 333-273053) filed with the U.S. Securities and Exchange Commission (the “Commission”), as amended.

Marcum Asia’s audit report on the Company’s consolidated financial statements for the fiscal year ended March 31, 2023 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

The Company provided Marcum Asia with a copy of this Form 6-K prior to its submission to the Securities and Exchange Commission (the “Commission”) and requested that Marcum Asia furnish the Company with a letter addressed to the Commission stating whether or not it agrees with the above statements. A copy of Marcum Asia’s letter, dated February 1, 2024, is filed as Exhibit 16.1 to this Form 6-K.

During each of the fiscal years ended March 31, 2023 and 2022 and in the subsequent interim period through January 26, 2024, neither the Company nor anyone on behalf of the Company has consulted with J&S regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that J&S concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issues, (ii) any matter that was the subject of disagreement, or (iii) any reportable events.

Exhibits

Garden Stage Limited is furnishing under the cover of Form 6-K the following:

Exhibit 16.1	Letter of Marcum Asia CPAs LLP, dated February 1, 2024, regarding a change in the registrant’s independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 1, 2024	GARDEN STAGE LIMITED

	By:	/s/ Sze Ho, CHAN
	Name:	Sze Ho, CHAN
	Title:	Chief Executive Officer

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